LEADINGBRANDS™

Q3

2009

Leading Brands, Inc.

Third Quarter Report

Period Ended November 30, 2009

Note: These financial statements have not been audited or reviewed by the Company’s auditors

Report to Shareholders

“Gross profit margin for the quarter was a strong 44.3%, up from 31.1% in the same period of fiscal 2008.”

To our Shareholders:

In Q3 the Company generated net income of $66,000 ($0.00 per share) versus a net loss of ($536,000) ($0.03 per share) during Q3 of last year. The Company also recorded non-cash income taxes of $91,000 in this most recent quarter such that net income before income taxes was $158,000. SG&A expenses were reduced 34% from the same period last year and are now at a relatively stable and sustainable level. This is the first profit generated by the Company in its seasonally slow third quarter since 2001.

Gross profit margin for the quarter was a strong 44.3%, up from 31.1% in the same period of fiscal 2008. Those increases in gross margin percentage result most notably from a dramatic decrease in the Company’s input costs combined with an enhanced product mix and overall gains from improved business practices and efficiencies.

Gross revenue for the quarter was $4,668,000, down from $7,170,000 in Q3 of last year, a decrease of 34.9% . This past quarter was the first one in which the Company no longer distributed its low margin legacy food products, instead concentrating on its core healthy branded beverages.

Discounts, rebates and slotting fees fell materially from $960,000 in Q3 of fiscal 2008 to $317,000 this past quarter. Although some slightly higher percentage of slotting fees may ultimately be desirable, management does not believe a return to past levels is either necessary or warranted. Positive cash flow from operating activities for the quarter was $781,000 compared to cash used in operating activities in the amount of ($799,000) in Q3 of fiscal 2008, an improvement of $1,580,000.

Net income for the first three quarters of the year was $1,078,000 versus a net loss of ($1,385,000) in the same period last year, a positive swing of $2,463,000. Year to date gross revenue was $17,191,000, down from $26,097,000 through Q3 of fiscal 2008; which decrease included the elimination of the Company’s food distribution business during this fiscal year.

Year to date positive cash flow from operating activities was $3,624,000 compared to cash used in operating activities in the amount of ($1,678,000) for the same period of fiscal 2008, an improvement of $5,302,000. Driven by these results the Company’s liquidity has increased dramatically since fiscal year end, with debt repayments of more than $2,400,000 and cash and available credit remaining at approximately $3,000,000.

During the quarter the Company invested $187,000 in buying back its own common shares under its previously announced share repurchase program. That program authorized purchases totaling $540,000 so that $353,000 remains available to be spent. All purchases were executed in the open market pursuant to NASDAQ and SEC regulations.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Leading Brands, Inc • Q3 REPORT	1

Forward Looking Statement

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

 • business objectives, goals and strategic plans;

 • operating strategies;

 • expected future revenues, earnings and margins;

 • anticipated operating, selling and general and administrative costs;

 • availability of raw materials, including water, sugar, cardboard and closures and flavoring;

 • effects of seasonality on demand for our products;

 • anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;

 • our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2010;

 • anticipated capital expenditures; and

 • anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

2	Q3 REPORT • Leading Brands, Inc

Management’s Discussion & Analysis

For the three and nine months ended November 30, 2009

January 4, 2010

The following information should be read in conjunction with the Company’s February 28, 2009 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 19 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, bottling, marketing and distribution of healthy beverages.

The Company sells a collection of its own and licensed brands (that it purchases for resale) through its Integrated Distribution System (IDS) of distributors, wholesalers, and chain stores and also bottles for third parties. Its principal product lines include juices and waters.

Overall Performance

The major developments during the three months ended November 30, 2009 included:

  The Company improved its margin percentage from 31.1% in the quarter ended November 30, 2008 to 44.3% in the quarter ended November 30, 2009; and

  The Company reduced its sales, general and administration costs by 33.6% over the same quarter of the prior year.

For the three months ended November 30, 2009, the Company reported gross sales of $4.67 million and an after tax net income of $66,288 as compared to gross sales of $7.17 million and a net loss of $535,769 in the corresponding quarter of the prior year. The increase in profitability in 2009 as compared to the corresponding period in 2008 was primarily the result of the Company focusing its efforts in areas that are more profitable, improving efficiencies and business practices and reducing sales, general and administration costs.

Risks

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2009 and are available in the February 28, 2009 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management can be found in note 10 and note 11 of the quarterly financial statements.

Results of Operations

SALES

	Quarter ended	Quarter ended
Sales	November 30, 2009	November 30, 2008	Change
Gross sales	$4,667,926	$7,170,318	$(2,502,392)
Discounts, rebates
and slotting fees	(317,223)	(960,395)	643,172
Net sales	$4,350,703	$6,209,923	$(1,859,220)

Gross sales for the quarter ended November 30, 2009 were $4,667,926 compared to $7,170,318 for the same quarter of the previous year, representing a decrease of 34.9% . The decrease of $2,502,392 in gross sales for the three months ended November 30, 2009 was the result of the following:

  decreased revenues from products that the Company manufactures of $1,067,141 largely due to the Company focusing its efforts on areas that are more profitable; and
  decreased sales of products that the Company purchases for resale of $1,435,251 mostly due to the discontinuation of the low margin food products.

Discounts, rebates and slotting fees for the quarter ended November 30, 2009 decreased $643,172, as a result of lower discounts for products that the Company manufactures in the amount of $584,161 and lower discounts for products that the Company purchases for resale of $59,011.

	Nine months ended	Nine months ended
Sales	November 30, 2009	November 30, 2008	Change
Gross sales	$17,190,906	$26,096,802	$(8,905,896)
Discounts, rebates
and slotting fees	(1,318,223)	(3,578,185)	2,259,962
Net sales	$15,872,683	$22,518,617	$(6,645,934)

Leading Brands, Inc • Q3 REPORT	3

Gross sales for the nine months ended November 30, 2009 were $17,190,906 compared to $26,096,802 for the same period of the previous year, representing a decrease of 34.1% . The decrease of $8,905,896 in gross sales for the nine months ended November 30, 2009 was the result of the following:

  decreased revenues from products that the Company manufactures of $5,606,747 largely due to the Company focusing its efforts on areas that are more profitable; and
  decreased sales of products that the Company purchases for resale of $3,299,149 mostly due to the discontinuation of the low margin food products,

Discounts, rebates and slotting fees for the nine months ended November 30, 2009 decreased $2,259,962 as a result of lower discounts for products that the Company manufactures in the amount of $2,184,016 and lower discounts for products that the Company purchases for resale of $75,946.

COST OF SALES

Cost of sales for the quarter ended November 30, 2009 was $2,422,084 compared to $4,277,545 for the same quarter of the previous year, representing a decrease of 43.4% . The decrease of $1,855,461 in cost of sales for the three months ended November 30, 2009 was the result of the following:

  decreased cost of sales of products that the Company manufactures of $732,365 largely due to the Company focusing its efforts on areas that are more profitable; and
  decreased cost of sales of products that the Company purchases for resale of $1,123,096 mostly due to the discontinuation of the low margin food products.

Cost of sales for the nine months ended November 30, 2009 was $8,855,876 compared to $15,138,709 for the same period of the previous year, representing a decrease of 41.5% . The decrease of $6,282,833 in cost of sales for the nine months ended November 30, 2009 was the result of the following:

  decreased cost of sales of products that the Company manufactures of $3,668,193 largely due to the Company focusing its efforts on areas that are more profitable; and
  decreased cost of sales of products that the Company purchases for resale of $2,614,640 mostly due to the discontinuation of the low margin food products.

MARGIN

Margin for the quarter ended November 30, 2009 was $1,928,619, or 44.3%, compared to $1,932,378, or 31.1%, for the same quarter of the previous year, representing an increase in margin percentage of 13.2% . The decrease of $3,759 in margin for the three months ended November 30, 2009 was the net result of the following:

  increased margin from products that the Company manufactures of $249,385 largely due to the Company focusing its efforts on areas that are more profitable; offset by decreased margin from products that the Company purchases for resale of $253,144 due to the discontinuation of the low margin food products and lower margins from sales of licensed beverages.

Margin for the nine months ended November 30, 2009 was $7,016,807, or 44.2%, compared to $7,379,908, or 32.8%, for the same period of the previous year, representing an increase in margin percentage of 11.4% . The decrease of $363,101 in margin for the nine months ended November 30, 2009 was the result of the following:

  increased margin from products that the Company manufactures of $245,462 largely due to the Company focusing its efforts on areas that are more profitable; offset by decreased margin from products that the Company purchases for resale of $608,563 due to the discontinuation of the low margin food products and lower margins from sales of licensed beverages.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses for the quarter ended November 30, 2009 were $1,541,051 compared to $2,320,545 for the same quarter of the previous year representing a decrease of 33.6% . The decrease of $779,494 is the effect of:

  lower selling and marketing expenses of $382,127;
  lower administration costs of $218,776; and
  lower operating costs of $178,591.

Selling, general and administration expenses for the nine months ended November 30, 2009 were $4,612,774 compared to $7,995,342 for the same period of the previous year representing a decrease of 42.3% . The decrease of $3,382,568 is the effect of:

  lower selling and marketing expenses of $2,028,693;
  lower administration costs of $649,466; and
  lower operating costs of $704,409

4	Q3 REPORT • Leading Brands, Inc

OTHER EXPENSES AND INCOME

Interest on long-term debt decreased from $77,682 to $53,427 for the quarter ended November 30, 2009 and from $255,478 to $172,130 for the nine months ended November 30, 2009 compared to the same periods of the prior year due to lower average borrowing levels and lower interest rates. Interest on current debt decreased from $34,244 to $38 for the quarter ended November 30, 2009 and from $114,284 to $7,160 for the nine months ended November 30, 2009 compared to the same periods of the prior year for the same reasons.

For the quarter ended November 30, 2009, the Company recorded other income of $1,995 compared to $4,569 in the corresponding quarter of the prior year and in the nine months ended November 30, 2009 the Company recorded other income of $3,193 compared to $30,807 in the corresponding period of the prior year from interest on bank balances.

For the quarter ended November 30, 2009, the Company recorded a non-cash income tax expense of $91,290 corresponding to operating profits in the Canadian operating entities, as compared to a recovery of $160,406 in the same quarter of the prior year and a non-cash income tax expense of $616,250 in the nine months ended November 30, 2009 compared to an income tax recovery of $164,345 in the corresponding period of the prior year. Future income tax assets in other operating entities were offset by a valuation allowance.

SUMMARY OF QUARTERLY RESULTS

	November 30		August 31		May 31		February 28/29
	2009	2008	2009	2008	2009	2008	2009	2008
Net sales / operating revenue	$4,350,703	$6,209,923	$6,112,917	$8,109,498	$5,409,063	$8,199,196	$5,677,033	$6,772,235
Net income (loss)	$66,288	$(535,769)	$809,455	$(290,571)	$202,474	$(558,913)	$(928,442)	($ 2,290,192)
Net income (loss) per share	$0.00	($ 0.03)	$0.04	($ 0.01)	$0.01	($ 0.03)	($ 0.05)	($ 0.12)
Net income (loss) per share, diluted	$0.00	($ 0.03)	$0.04	($ 0.01)	$0.01	($ 0.03)	($ 0.05)	($ 0.12)

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The performance in the first two quarters of the fiscal year is generally stronger than the last two quarters due to the seasonal nature of the beverage business.

CASH FLOWS

Cash provided by	Three months ended	Three months ended
(used in):	November 30, 2009	November 30, 2008	Change
Operating activities	$781,457	$(799,498)	$1,580,955
Investing activities	$(143,559)	$265,448	$(409,007)
Financing activities	$(487,128)	$(366,316)	$(120,812)

The increase in cash generated from operating activities for the three months ended November 30, 2009 was a result of cash generated from operating income for the period and cash generated from non-cash operating working capital items in the amount of $395,970. Cash was generated from a seasonal decrease in accounts receivable and inventory, and a slight increase in accounts payable offset by an increase in prepaid expenses. In the same quarter of the prior year, the Company incurred operating losses and utilized cash for non-cash operating working capital items in the amount of $56,688.

In the quarter ended November 30, 2008, the Company generated cash from investing activities resulting from the sale of property plant and equipment. The Company spent less on purchases of equipment for the bottling plant in the quarter ended November 30, 2009 compared to the same period of the prior year.

Leading Brands, Inc • Q3 REPORT	5

The Company utilized $187,417 in cash for financing activities in the quarter ended November 30, 2009 to purchase 341,750 of its issued and outstanding common shares.

Cash provided by	Nine months ended	Nine months ended
(used in):	November 30, 2009	November 30, 2008	Change
Operating activities	$3,624,401	$(1,678,452)	$5,302,853
Investing activities	$(223,259)	$(132,104)	$(91,155)
Financing activities	$(2,591,740)	$33,538	$(2,625,278)

The increase in cash generated from operating activities for the nine months ended November 30, 2009 was primarily a result of cash generated from operating income for the period along with cash generated from non-cash operating working capital items in the amount of $1,204,677. Cash was generated from a reduction in accounts receivable, inventory and prepaid expenses partially offset by cash utilized to reduce accounts payable. In the same period of the prior year, the Company incurred operating losses and utilized cash for non-cash operating working capital items in the amount of $640,732.

In the nine months ended November 30, 2008, the Company generated cash from investing activities resulting from the sale of property, plant, and equipment. The Company spent less on purchases of equipment for the bottling plant in the nine months ended November 30, 2009 compared to the same period of the prior year.

More cash was utilized for financing activities during the nine months ended November 30, 2009 mostly due to the full repayment of the remaining operating line balance compared to an increase in bank indebtedness in the same period of the prior year. The Company also utilized $187,417 in cash for financing activities in the nine months ended November 30, 2009 to purchase 341,750 of its issued and outstanding common shares.

Liquidity and Capital Resources

As at November 30, 2009, the Company had working capital of $1,365,889 and an unused portion of the revolving bank line of credit of $1,420,000 (the revolving line of credit has a limit of $3,500,000 subject to the availability of eligible collateral and at November 30, 2009, the actual limit based on eligible collateral was $1,420,000).

The agreement with respect to the bank indebtedness contains three financial covenants. The Company was in compliance with all covenants at November 30, 2009.

Considering the positive working capital position, including the cash on hand at November 30, 2009, available debt and other internal resources the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Changes in Accounting Policies including Initial Adoption

Effective March 1, 2009, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants – Section 3064 “Goodwill and Intangible Assets”. The adoption of Section 3064 had no impact on the financial statements.

Disclosure of Outstanding Share Data

At January 4, 2010, the Company had 19,616,374 issued and outstanding common shares, 2,178,999 issued and outstanding stock options, of which 1,121,566 were vested, and 1,817,001 issued and outstanding common share purchase warrants.

Changes in Internal control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the period beginning on September 1, 2009 and ended on November 30, 2009 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

6	Q3 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	November 30	February 28
(EXPRESSED IN CANADIAN DOLLARS)	2009	2009

ASSETS
Cash	$1,509,502	$699,931
Accounts receivable (Note 11)	1,063,545	1,478,433
Inventory (Note 2)	1,872,225	3,096,403
Prepaid expenses and deposits (Note 3)	171,808	177,638
	4,617,080	5,452,405

Property, plant and equipment	9,284,813	9,615,327
Trademarks and rights	108,960	108,960
Goodwill (Note 4)	3,353,543	3,353,543
Future income taxes (Note 5)	3,607,493	4,223,742
Total Assets	$20,971,889	$22,753,977

LIABILITIES
Bank indebtedness	-	$1,512,915
Accounts payable and accrued liabilities	1,908,665	2,348,884
Current portion of long-term debt (Note 6)	1,342,526	1,300,981
	3,251,191	5,162,780

Long-term debt (Note 6)	2,876,034	3,808,986
Lease inducement (Note 7)	82,001	101,171
	$6,209,226	$9,072,937
SHAREHOLDERS’ EQUITY
Share capital (Note 8)
Common shares	45,283,762	45,283,762
Treasury stock	(187,417)	-
Contributed surplus	7,611,608	7,420,785
Accumulated other comprehensive income -
currency translation adjustment	577,916	577,916
Deficit	(38,523,206)	(39,601,423)
	14,762,663	13,681,040
Total Liabilities and Shareholders’ Equity	$20,971,889	$22,753,977

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc • Q3 REPORT	7

Leading Brands, Inc.
Consolidated Statement of Income (Loss) and
Comprehensive Income (Loss)

(UNAUDITED)	Three months	Three months	Nine months	Nine months
(EXPRESSED IN CANADIAN DOLLARS)	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2009	2008	2009	2008

Gross Sales	$4,667,926	$7,170,318	$17,190,906	$26,096,802
Less: Discounts, rebates and slotting fees	(317,223)	(960,395)	(1,318,223)	(3,578,185)
Net Sales	4,350,703	6,209,923	15,872,683	22,518,617

Cost of sales	2,422,084	4,277,545	8,855,876	15,138,709
Selling, general and administration expenses	1,541,051	2,320,545	4,612,774	7,995,342
Amortization of property, plant and equipment	182,191	191,105	545,089	565,497
Interest on long-term debt	53,427	77,682	172,130	255,478
Interest on current debt	38	34,244	7,160	114,284
Loss on contract settlements	-	308,281	-	308,281
Loss on sale of assets	-	(298,735)	8,515	(278,569)
Interest income	(1,995)	(4,569)	(3,193)	(30,807)
Foreign exchange loss (gain)	(3,671)	-	(20,135)	-
	4,193,125	6,906,098	14,178,216	24,068,215

Net income (loss) before taxes	157,578	(696,175)	1,694,467	(1,549,598)

Income tax (expense) recovery	(91,290)	160,406	(616,250)	164,345
Net income (loss)	66,288	(535,769)	1,078,217	(1,385,253)

Foreign exchange translation adjustment	-	(39,460)	-	(32,278)

Comprehensive income (loss)	$66,288	$(575,229)	$1,078,217	$(1,417,531)

Income (loss) per share - basic and diluted	$0.00	$(0.03)	$0.05	$(0.07)

Weighted average number of shares
outstanding - basic and diluted	19,958,124	19,958,124	19,958,124	19,958,124

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

8	Q3 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Consolidated Statement of Cash Flows

(UNAUDITED)	Three months	Three months	Nine months	Nine months
(EXPRESSED IN CANADIAN DOLLARS)	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2009	2008	2009	2008
Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss)	$66,288	$(535,769)	$1,078,217	$(1,385,253)
Items not involving cash
Depreciation and amortization	182,191	191,105	545,089	565,497
Amortization of leasehold inducement (Note 7)	(6,390)	-	(19,170)	-
Loss (gain) on sale of assets	-	(298,735)	8,515	(278,569)
Changes in non-cash operating working
capital items (Note 9)	395,970	(56,688)	1,204,677	(640,732)
Future income taxes	91,290	(160,417)	616,250	(165,647)
Stock based compensation expense	52,108	61,006	190,823	226,252
	781,457	(799,498)	3,624,401	(1,678,452)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(143,559)	(213,123)	(233,778)	(611,270)
Proceeds on sale of property,
plant and equipment	-	478,571	10,519	479,166
	(143,559)	265,448	(223,259)	(132,104)
FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	-	(79,268)	(1,512,915)	825,941
Purchase of treasury stock	(187,417)	-	(187,417)	-
Proceeds from issuance of long-term debt	-	-	-	72,478
Repayment of long-term debt	(299,711)	(287,048)	(891,408)	(864,881)
	(487,128)	(366,316)	(2,591,740)	33,538

Increase (decrease) in cash and cash equivalents	150,770	(900,366)	809,402	(1,777,018)
Effect of exchange rates on cash	29	(45,065)	169	(42,375)

Cash and cash equivalents, beginning of period	1,358,703	2,012,847	699,931	2,886,809

Cash and cash equivalents, end of period	$1,509,502	$1,067,416	$1,509,502	$1,067,416

Interest paid	$56,724	$120,813	$186,795	$386,341
Interest received	$(1,995)	$(4,055)	$(3,193)	$(30,146)
Income tax paid	$-	$11	$-	$1,302

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc • Q3 REPORT	9

Leading Brands, Inc.
Notes to Consolidated Financial Statements
For the period ended November 30, 2009
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

Effective for the year ended February 28, 2009, the Company changed its reporting currency from United States dollars (“U.S.”) to Canadian dollars (“Cdn$”). The Company believes that financial statements presented in Canadian dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company’s transactions are denominated in Canadian dollars. For the quarter ended November 30, 2008 and for all prior periods, the Company reported its financial statements in U.S. dollars. The comparative figures disclosed in these financial statements have been restated to the Canadian dollar as if the Canadian dollar had been used as the reporting currency for all periods.

Results of operations for interim periods are not necessarily indicative of annual results.

Interim financial reporting

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

Adoption of new accounting standards

Effective March 1, 2009, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants – Section 3064 “Goodwill and Intangible Assets”. The adoption of Section 3064 had no impact on the financial statements.

Cash

Cash consist of bank balances.

2. INVENTORY

	November 30, 2009	February 28, 2009
Finished goods	$982,163	$1,677,621
Raw Materials	890,062	1,418,782
	$1,872,225	$3,096,403

3. PREPAID EXPENSES AND DEPOSITS

	November 30, 2009	February 28, 2009
Slotting fees	$6,834	$437
Insurance premiums	98,900	65,541
Rental deposits and other	66,074	111,660
	$171,808	$177,638

4. GOODWILL

Goodwill is recorded at cost less amounts written off to reflect a permanent impairment in value. No impairment was recognized in the periods presented.

5. INCOME TAXES

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining the provision for income taxes, the future income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the future income tax assets will be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance.

10	Q3 REPORT • Leading Brands, Inc

6. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. As at November 30, 2009, the Company was in compliance with these covenants and the bank has indicated that it does not expect repayment of the loan other than as scheduled. Accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

7. LEASE INDUCEMENT

In the fiscal year ended February 28, 2009, the Company received a lease inducement of $115,016 worth of leasehold improvements as an incentive to enter into a 5-year lease term for the Vancouver offices. This amount will be amortized over the remainder of the lease term. The amortization for the quarter ended November 30, 2009 was $6,390 with a corresponding credit to rental expense under the category of selling, general and administration expenses.

8. SHARE CAPITAL

Common share capital
Outstanding at February 28 and November 30, 2009	19,958,124

During the quarter ended November 30, 2009, the Company decided to repurchase up to $500,000 US of its issued and outstanding shares from time to time as determined to be appropriate by management.

In the quarter ended November 30, 2009, the company repurchased 341,750 of its issued and outstanding shares

	Issued and	Weighted
	outstanding	average
Stock options isued and cancelled	options	exercise price
since August 31, 2009		US$
Outstanding at August 31, 2009	1,863,999	$0.99
Issued	325,000	0.70
Cancelled	(10,000)	1.24
Outstanding at November 30, 2009	2,178,999	$0.95

At November 30, 2009 there were 1,102,366 vested options outstanding at an average exercise price of $1.04 US.

	Issued and
	outstanding
Common share purchase warrants	warrants	exercise price

Outstanding at February 28 and November 30, 2009	1,817,001	$ 3.95 US

Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards to a minimum of $3.29 US in the event that the Company issues new shares at a price lower than the exercise price.

9. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Nov 30, 2009	Nov 30, 2008	Nov 30, 2009	Nov 30, 2008

Accounts receivable	$204,196	$(983,803)	$414,888	$(387,064)

Inventory	201,436	842,580	1,224,178	832,076

Prepaid expenses and deposits	(14,563)	242,013	5,830	(170,565)

Accounts payable and accrued liabilities	4,901	(157,478)	(440,219)	(915,179)

Changes in non- cash operating working capital items	$395,970	$(56,688)	$1,204,677	$(640,732)

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and benefits for other stakeholders, and to maintain financial flexibility in, or to take advantage of, opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash equivalents, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or issue new debt to replace existing debt with different characteristics.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items, and funds large capital expenditure projects through long-term debt. The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to the availability of eligible collateral. The actual limit based on eligible col-

Leading Brands, Inc • Q3 REPORT	11

lateral at November 30, 2009 was $1.42 million. The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at November 30, 2009.

11. FINANCIAL RISK MANAGEMENT

The Company is exposed to various risks with respect to its financial assets and liabilities. The following analysis provides a measure of the risks as at the balance sheet date of November 30, 2009.

Credit risk

The Company’s credit risk is primarily attributable to its accounts receivable. The risk arises from client’s potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of the provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

The Company has cash in bank balances and has no cash equivalents at November 30, 2009.

As at November 30, 2009, the Company is exposed to credit risk through the following assets:

	November 30,	February 28,
	2009	2009
Trade receivables	$1,075,961	$1,558,904
Other receivables	31,952	75,654
Allowance for doubtful accounts	(44,368)	(156,125)
	$1,063,545	$1,478,433

The Company’s customers consist mainly of wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended November 30, 2009, the Company’s ten largest customers comprised approximately 85% of sales compared with 82% in the last fiscal year ended February 28, 2009 and no one customer comprised more than 72% of sales compared with 47% in the last fiscal year ended February 28, 2009. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

Of the trade receivables outstanding at November 30, 2009, 93.9% are not due, 5.8% are between 30 and 60 days overdue but are not impaired and 0.3% are over 90 days but fully provided for in the allowance for doubtful accounts.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 10. The Company maintains detailed forecasts as well as long-term operating and strategic plans.

Market Risk

a)

Currency risk –The Company concludes sales in U.S. dollars to customers in the US and other foreign countries. The Company also purchases raw materials as well as equipment in U.S. dollars . Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in US dollars. The Company has not hedged its exposure to currency fluctuations.

At November 30, 2009, the Company’s accounts receivable and cash balances included $7,000 denominated in U.S. dollars ($352,000 as at February 28, 2009), the Company’s accounts payable and accrued liabilities balance included $284,000 denominated in U.S. dollars ($226,000 as at February 28, 2009) and the Company’s bank indebtedness balance included $Nil denominated in U.S. dollars ($222,000 as at February 28, 2009).

All other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $36,000 on net earnings for the quarter ended November 30, 2009. A 5% US/ Canadian dollar decrease would have a positive impact of similar magnitude.

b)

Interest rate risk – The Company is exposed to interest rate risk arising from its variable rate interest- bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness is used to finance the Company’s working capital and fluctuates according to

12	Q3 REPORT • Leading Brands, Inc

seasonal factors specific to the Company. As at November 30, 2009 the Company has long term debt with its primary lender and bank indebtedness relating to the Company’s operating line of credit at variable interest rates which are the Company’s main source of interest rate risk. The Company also has certain long-term capital leases at fixed rates.

As at November 30, 2009, the Company had long- term debt with variable interest rates in the amount of $2.285 million. A 1.0% increase in the interest rate on average borrowing levels for the period from September 1, 2009 to November 30, 2009 would have an unfavorable impact of approximately $24,000 on net earnings for the quarter. A 1.0% decrease in the interest rate would have a positive impact of similar magnitude.

12. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages. Substantially all of the Company’s operations, assets and employees are located in Canada.

13. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

Leading Brands, Inc • Q3 REPORT	13

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, are available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations

Donna Louis, CGA
Chief Financial Officer

Ralph D. McRae
Chairman and Chief Executive Officer

Robert Mockford
VP of Operations

Dave Read
Executive Vice-President

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia Street
Vancouver BC Canada V6G 2Z6

Tel: 604.685.5200    Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

14	Q3 REPORT • Leading Brands, Inc